Mission Energy Holding Company

2600 Michelson Drive, 17th Floor

Irvine, California  92612-6535

October 15, 2007

Mr. William Thompson

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-3561

Dear Mr. Thompson:

This letter is submitted on behalf of Mission Energy Holding Company in response to comment from the staff of the Division of Corporation Finance of the Securities Exchange Commission (the “Commission”) with respect to the company’s Form 10-K for fiscal year ended December 31, 2006, Form 10-Q for fiscal quarter ended March 31, 2007 and Form 8-K filed on June 26, 2007, as set forth in your letter to Mr. W. James Scilacci dated October 9, 2007.

For reference purposes, the text of your letter has been reproduced in this letter, with our response appearing below.

Form 8-K Filed June 26, 2007

1.               Please file Form 15 to suspend your reporting requirement as required by Exchange Act Rule 12h-3 or Section 15(d) of the Exchange Act. If you file Form 15 under Exchange Act Rule 12h-3 please file all periodic reports due before the filing date of Form 15. If you file Form 15 under Section 15(d) of the Exchange Act, confirm to us that the securities were held of record by less than three hundred persons at the beginning of the fiscal year.

Response: The following background information is provided in response to your comment.

Background -

During the second quarter of 2007, MEHC repaid in full the securities that were registered. In a Form 8-K filed on June 26, 2007, MEHC disclosed it redeemed in full the remaining senior secured notes and no debt securities remained outstanding. Accordingly, MEHC is no longer required to file annual reports on Form 10-K, quarterly reports on Form 10-Q or current reports on Form 8-K.

Rule 12h-3 – Suspension of Duty to File Reports Under Section 15(d)

Upon redemption of the outstanding securities, we reviewed this rule and concluded that it was applicable to a registrant with securities that met the eligibility requirements, but was not applicable to an entity that was no longer a registrant with outstanding securities.

Section 15(d)(6) -

Similar to the above rule, we reviewed Form 15 and Section 15(d)(6) and concluded that this was a statutory suspension which was not applicable as we were no longer a registrant with outstanding securities.

As a result of the foregoing, we concluded the best approach was to report in a Form 8-K that the securities were redeemed in full and MEHC was no longer subject to the filing requirements under Sections 13 and 15(d) of the Securities and Exchange Act of 1934, as amended. However, in order to resolve the comment set forth in your letter, we filed concurrent with this letter, a Form 15 under Rule 15(d)(6). This letter confirms that there were fewer than 300 holders of MEHC’s then outstanding bonds as of January 1, 2007.

In connection with our response to the comments of the Staff set forth herein, we acknowledge that:

•                  MEHC is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  MEHC may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments on the above responses, please advise us by letter or by calling me at (949) 798-7907 or Mark Clarke, Vice President and Controller at (949) 798-7802.

Sincerely,

/s/ W. James Scilacci
W. James Scilacci
Senior Vice President and Chief Financial Officer